EXHIBIT 10.1

May 18, 2009

Mr. Edward A. Hjerpe, III

One Great Road

Barrington, Rhode Island 02806

Dear Ed:

The board of directors of the Federal Home Loan Bank of Boston (the Bank) is delighted with your interest in the position of President and Chief Executive Officer of the Bank, and is pleased to offer you employment under the following terms and conditions.

This letter and the terms of the offer herein supersede any other offer that you may have received verbally or in writing and any terms offered to you implicitly or explicitly by any representative of the Bank.  As we have discussed, the terms of this offer letter are contingent upon approval by the Bank’s board of directors and are subject to change at anytime by the board of directors.  Further, this offer and its terms are contingent upon the successful review of the Director (Director) of the Federal Housing Finance Agency (FHFA).

As an employee of the Bank, you will be expected to devote your full business time and best efforts to your duties as President and Chief Executive Officer of the Bank. You will be expected to comply with all Bank policies applicable to an employee at that level.  You may continue to participate in charitable activities and to serve as director of other entities, provided that the Governance Committee of the Board of Directors determines that such participation or service does not unduly interfere with your duties to the Bank or present an actual or apparent conflict of interest with the Bank.

All employees of the Bank are employees-at-will and the Bank does not enter into employment contracts with its employees. However, the Bank will enter into a Change in Control Agreement (the Agreement) with you to provide payment in the event of a Covered Termination as defined in the Agreement, also subject to board approval, the review of the Director, and future applicable and possibly prohibitive or restrictive statutes or regulations.  The Agreement is included as Attachment I.  You will also be covered by the Bank’s severance policy, as may be amended from time to time, for events consistent with that policy.

As we have discussed, your start date would be at a mutually agreeable date but in no event later than June 30, 2009, unless specifically agreed-to by the board of directors. Your annual salary would be $550,000, which would be paid in semi-monthly increments of $22,916.66.  Payment will be made in accordance with the Bank’s payroll practices as from time to time in effect.  You will also be provided with a Bank-owned or leased vehicle, the specifics of which will be worked out with the Chairman of the Board and/or the Chairman of the Personnel Committee. The Bank will provide a reserved parking space for this vehicle in the Prudential Center Garage.  In addition, you will be reimbursed up to a maximum of $4,000 per month to lease a furnished apartment in Boston for up to one year after your initial date of employment with the Bank, after which the board will re-evaluate this benefit. As a named executive officer of the Bank, your compensation and benefits will be subject to disclosure in the Bank’s regulatory filings.

This offer is contingent on your compliance with all applicable Bank policies applicable to executive employees, including a satisfactory agreement as to the disposition of any financial holdings you may currently have, to the extent necessary, and as described in Attachment II.

As an executive officer of the Bank, you will be eligible to participate in the Bank’s Thrift Benefit Equalization Plan, subject to board approval, at a match of 200 percent of your contribution, up to a maximum of the first 3 percent of your Plan Salary, as defined in the plan document.  Plan Salary includes base salary and incentive compensation.  You will also be eligible to participate in the Bank’s Pension Benefit Equalization Plan as an executive officer, subject to board approval.  However, you will be treated as a new participant in the Pension BEP, with a benefit based on an annual accrual rate of 1.5 percent and High-5 Average Salary, as defined in the plan document.  Past service will not be taken into account in determining your benefit under this plan.

If approved for 2009 and assuming you are a participant by June 30, 2009, you would be eligible to participate in the Bank’s Executive Incentive Plan (EIP) according to the terms of the plan. If there is no 2009 EIP or the board exercises its discretion to modify the plan, the board will reasonably consider a 2009 award reflective of your accomplishments, the Bank’s overall performance, and the board’s assessment of overall member banks’ performance and the Bank’s role in that performance.  Such incentive awards are subject to the review of the Director prior to final board approval, as are base salary adjustments and all other compensation actions of the board.

The following additional benefits are available:

•                  Participation in the Bank’s Thrift/401(k) Plan at a match of 200 percent of your contribution, up to a maximum of the first 3 percent of your Plan Salary, as defined in the plan document.

•                  Participation in the Bank’s non-contributory Retirement Plan with a benefit based on an annual accrual rate of 1.5 percent and High-5 Average Salary, as defined in the plan document, from your date of re-employment.  Pentegra records indicate that you have 17 years and 2 months of qualified plan benefit service which will also be used when determining your benefit under this plan.

•                  20 paid vacation days (earned on an accrual basis);

•                  10 paid holidays;

•                  Contributory medical insurance for you and your eligible dependents;

•                  Bank-paid dental insurance (eligible dependents are contributory);

•                  Bank-paid life insurance;

•                  Bank-paid spouse and dependent life insurance;

•                  Bank-paid accidental death & dismemberment insurance;

•                  Additional life insurance on you and your spouse (at your expense);

•                  100% mass transportation subsidy;

•                  Academic assistance and professional development;

•                  Bank-paid long-term disability insurance (after one year of employment).

All Bank benefits are subject to periodic review and may be changed or terminated by the Bank in its discretion.

In addition, this employment offer is contingent upon satisfactory completion of a background investigation.  The Bank also requires all employees to provide a fingerprint impression upon their commencement of employment.  This offer and continued employment are contingent upon the satisfactory results of such investigations.  The Bank reserves the right to conduct future background investigations at its discretion.

Ed, we look forward to having you on-board as quickly as possible. Janelle Authur, Senior Vice President, Executive Director of Human Resources, will be contacting you with additional information regarding the Bank’s benefits and federally-required employment eligibility documentation.  In the interim, please return a signed copy of the offer letter, Change in Control Agreement, and Disposition of Member Equity Interests directly to Janelle at Federal Home Loan Bank of Boston, 111 Huntington Avenue, 24th Floor, Boston, Massachusetts 02119.

Please feel free to give Mark Macomber or me a call if you have any questions.

Sincerely,

/s/ Jan. A. Miller

Jan A. Miller
Chairman of the Board
Federal Home Loan Bank of Boston

X	/s/ Edward A. Hjerpe III	5/18/09
My signature verifies acceptance of this offer		Date

ATTACHMENT I TO OFFER LETTER

EXECUTIVE OFFICER
CHANGE IN CONTROL AGREEMENT

This Agreement (this “Agreement”) is entered into as of the        day of                     , 2009, by and between the FEDERAL HOME LOAN BANK OF BOSTON, a corporation organized under the laws of the United States (the “Bank”) and Edward A. Hjerpe, III (the “Executive”).

WHEREAS, the Executive is expected to commence employment as the President and Chief Executive Officer of the Bank, effective                       , 2009, and the Bank desires to provide the Executive with certain severance benefits in the event of a Reorganization (as defined below) of the Bank.

NOW, THEREFORE, in consideration of the promises and the mutual agreements herein contained, the Bank and the Executive hereby agree as follows:

1.                                      Definitions.

(a)                                 “Bank” shall mean the Federal Home Loan Bank of Boston and any other entity within the definition of “Bank” in Section 5(a) hereof.

(b)                                “Cause” shall mean (i) the continued failure of the Executive to perform his duties with the Bank (other than any such failure resulting from disability (within the meaning of the Bank’s long-term disability plan), after a demand for performance, pursuant to a resolution of the Bank’s Board of Directors, is delivered to the Executive by the Chair of the Board of Directors of the Bank, which specifically identifies the manner in which the Executive has not performed his duties; (ii) the personal dishonesty, incompetence, willful misconduct, gross negligence, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, or willful violation of any law, rule or regulation (other than routine traffic violations or similar offenses); or (iii) the removal of the Executive for cause by the Federal Housing Finance Agency or any successor thereto (the “Finance Agency”) pursuant to 12 U.S.C. 1422b(a)(2) or regulations promulgated thereunder, any successor or similar statute to 12 U.S.C. 1422b(a)(2) or regulations promulgated thereunder.

(c)                                 “Covered Termination” shall have the meaning set forth in Section 2(a).

(d)                                “Covered Termination Period” means the period commencing with the execution by the Bank of a Reorganization Agreement, and ending on the earlier of (i) twelve (12) months after the effective date of the related Reorganization or (ii) the date the Bank formally withdraws from the related Reorganization.

(e)                                 “Good Reason” shall mean the occurrence of any of the following events during the Covered Termination Period:

(i) (A)    a material diminution in the Executive’s base compensation as in effect immediately prior to the beginning of the period or as the same may be increased from time to time thereafter or (B) a material diminution in the

Executive’s authority, duties or responsibilities as in effect immediately prior to the beginning of the period;

(ii)                                  any material breach of this Agreement by the Bank; or

(iii)                               any change in the geographic location of the Bank or any successor entity to the Bank by more than fifty (50) miles.

(f)                                   “Reorganization” of the Bank shall mean the occurrence at any time of any of the following events:

(i)                                    The Bank is merged or consolidated with or reorganized into or with another bank or other entity and the Bank is not the surviving entity;

(ii)                                 The Bank sells or transfers all, or substantially all of its business and/or assets to another entity; or

(iii)                              The liquidation or dissolution of the Bank;

provided, that the term “Reorganization” shall include any Reorganization that is mandated by federal statute, rule, regulation or directive and shall exclude any Reorganization that is the result of Finance Agency supervisory guidance or enforcement action taken pursuant to 12 C.F.R. Part 908 or any successor regulation thereto.

(g)                                “Reorganization Agreement” means a definitive agreement, the full performance of which would result in a Reorganization of the Bank.

(h)                                “Release Agreement” shall mean the Bank’s standard release of claims agreement executed by the Bank and the Executive under which the Executive releases the Bank from any and all claims based on losses, damages, liabilities, actions, suits, costs, expenses, disbursements, taxes and penalties of any kind and nature whatsoever arising due to the Executive’s employment with the Bank.

(i)                                    “Termination of Employment” shall mean means the severing of employment with the Bank, voluntarily or involuntarily, for any reason whatsoever, determined in accordance with the provisions of Internal Revenue Code Section 409A.

2.                                      Covered Termination.

(a)                                 Covered Termination.  For purposes of this Agreement, a “Covered Termination” means a Termination of Employment during the Covered Termination Period:

(i)                                    By the Executive for a Good Reason that is not remedied within the cure periods described in this Section 2(a); or

(ii)                                 By the Bank, or by its successor in a Reorganization, without Cause;

provided, that in the case of a Termination of Employment by the Executive for Good Reason, the Executive must first provide written notice to the Bank within ninety (90) days of the initial existence of Good Reason describing the existence of such Good Reason, and the Bank shall thereafter have the right to remedy the Good Reason within thirty (30) days of the Bank’s receipt of such written notice. If the Bank remedies the condition within such thirty (30) day cure period, then no Good Reason shall be deemed to exist with respect to such condition. If the Bank does not remedy the condition within such thirty (30) day cure period, then the Executive may deliver a Notice of Termination for Good Reason at any time within sixty (60) days following the expiration of such cure period.

(b)                                Non-Covered Termination.  For the avoidance of doubt, none of the following events shall result in any payment to the Executive for a Covered Termination under Section 3(a):

(i)                                    A Termination of Employment by the Executive without Good Reason;

(ii)                                 A Termination of Employment for Cause by the Bank or its successor in a Reorganization;

(iii)                              A Termination of Employment without Cause that does not occur within the Covered Termination Period; or

(iv)                              A Termination of Employment due to death, disability (within the meaning of the Bank’s long-term disability plan) or a voluntary retirement.

3.                                      Payment for Covered Termination.

(a)                                 In the event of a Covered Termination, subject to the Executive’s execution of a Release Agreement no later than twenty-one (21) days (or, at the discretion of the Bank, up to forty-five (45) days) after the Executive’s Termination of Employment and non-revocation of such Release Agreement, the Bank shall pay the Executive an amount equal to one (1) times the annualized base salary of the Executive at the time of the Executive’s Termination of Employment with the Bank (or, if higher, upon an event constituting Good Reason).  Such amount shall be distributed to the Executive in equal installments over twelve (12) months following the Termination of Employment, to be paid according to the Bank’s regular payroll cycle during such period.

(b)                                Notwithstanding Section 3(a), if the Bank is not in compliance with any applicable statutory or regulatory capital or leverage requirements or if the payment would cause the Bank to fall below applicable statutory or regulatory requirements, then such payments shall be deferred until such time as the Bank or any successor achieves compliance with its statutory and regulatory requirements.  The Bank shall make such payments at the earliest date at which the Bank reasonably anticipates that the making of the payments will not cause a violation of the statutory and regulatory requirements described in this paragraph.

(c)                                 The Executive shall be responsible for the payment of all federal, state and local income taxes which may be due with respect to any payments made to the Executive pursuant to this Agreement.

(d)                                The payment of severance benefits pursuant to this Section 3 shall be in lieu of any severance benefits that would otherwise be payable to the Executive under any severance plan or policy maintained by the Bank during the Covered Termination Period.

(e)                                 The Executive acknowledges that the Bank will comply with any applicable statutory and/or regulatory requirements relating to the payment of the amounts under this Section 3.  Should a governmental authority, or a court upon application by a governmental authority, having jurisdiction over the matter direct that any portion or all of the amounts provided in this Section 3 may not be paid to the Executive by the Bank, the Executive agrees that (i) he will not be entitled to payments under this Section 3 to the extent that such payments would violate any statutory and/or regulatory requirements that apply to the Bank, and (ii) if previously paid, he will return to the Bank the amount of such payment specified in such order, without adjustment for investment earnings or losses, net of applicable taxes the Executive paid on such payment.  Such repayment shall be made to the Bank within fifteen (15) business days after written demand by the Bank is delivered to the Executive.  If any proceeding is commenced in which the legality of any of the payments made or to be made under this Agreement is at issue, the Bank will provide the Executive with written notice promptly after it has knowledge thereof.

4.                                      No Mitigation.  The Executive shall not be required to seek other employment, nor shall any payment made under this Agreement be reduced by any compensation received from other employment.

5.                                      Successor to the Bank.

(a)                                 This Agreement is binding upon the successors and assigns of the Bank.  The Bank and its successors and assigns will require any successor or assign (whether direct or indirect, in a Reorganization, by operation of law, or otherwise) to all or substantially all of the business and/or assets of the Bank, to enter into a written agreement in form and substance satisfactory to the Executive, expressly, absolutely and unconditionally to assume and agree to perform this Agreement in the same manner and to the same extent that the Bank would be required to perform it if no such succession or assignment had taken place.  In the event of a Covered Termination, the Bank agrees that it shall pay or shall cause such employer to pay any amounts owed to the Executive pursuant to Section 3 hereof.

As used in this Agreement, “Bank” shall mean the Bank as defined herein and any successor or assign to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Section 5 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.  If at any time during the term of this Agreement the Executive is employed by any corporation a majority of the voting securities of which is then owned by the Bank, the term “Bank” shall include such employer. Whether or not another entity becomes the successor or assign of the Bank under this Agreement, the maximum amount which the Executive may receive from all sources under this Agreement in a Covered Termination shall be the amounts set forth in Section 3 hereof.

(b)                                This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal and legal representatives, executors, administrators, successors, heirs, distributees, and legatees.  If the Executive should die while any amounts are still payable to him hereunder, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the beneficiary designated by notice in writing executed by the Executive and filed with the Bank, or failing such designation, to the Executive’s estate.

6.                                      Employment Rights.  This Agreement shall not confer upon the Executive any right to continue in the employ of the Bank and shall not in any way affect the right of the Bank to dismiss or otherwise terminate the Executive’s employment at any time and for any reason with or without cause.  This Agreement is not intended (a) to be an employment agreement or (b) to define all aspects of the employment relationship between the Bank and the Executive, including but not limited to applicable employment or benefit policies of the Bank.  To the extent there is any conflict between the terms hereof and the terms of any employment or benefit policies of the Bank, the terms of this Agreement shall control.

7.                                      Tax Withholding.  The Bank will withhold from any amounts payable to the Executive under this Agreement to satisfy all applicable federal, state, local or other withholding taxes. All amounts payable under Section 3(a) are considered “wages” to be reported on Form W-2.  The normal withholding rules for wages apply.  To the extent required, the Bank will also withhold any excise taxes owed under Code Section 4999.

8.                                      Notice.  For purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand, delivered by a nationally-recognized overnight courier service, or mailed by United States registered mail, return receipt requested, postage prepaid, as follows:

If to the Bank:

Federal Home Loan Bank of Boston
111 Huntington Avenue, 24th Floor
Boston, MA 02199-7614
Attention: Chair of the Board of Directors

With a copy to the Chair of the Personnel Committee of the Board of Directors

If to the Executive:

Mr. Edward A. Hjerpe, III

(at home address)

or such other address as either party may have furnished to the other in writing in accordance herewith.  Any notice shall be effective upon receipt.

9.                                      Legal Fees and Expenses.  The Bank shall reimburse all reasonable out-of-pocket legal fees and expenses which the Executive has actually incurred as a result of the Bank’s contesting in bad faith the validity or enforceability of this Agreement or the calculation of amounts payable hereunder, with the fees and expenses to be paid promptly by the Bank and in any event no later than March 15th of the year immediately following the year in which such fees and expenses were incurred.

10.                               Term.  This Agreement shall become effective on the date the Executive commences his employment with the Bank (the “Commencement Date”) and shall terminate upon the Executive’s Termination of Employment (except to the extent obligations remain following a Covered Termination).

11.                               Acknowledgement of Public Filing Requirements.  The Executive hereby acknowledges and agrees that (i) the Executive’s position constitutes a “named executive officer” within the meaning of Item 402(a)(3) of Regulation S-K (or any successor regulation); and (ii) this Agreement is a compensatory agreement that the Bank, as a Securities and Exchange Commission (“SEC”) registrant, must file and describe in public filings with the SEC in accordance with applicable securities laws and SEC regulations.

12.                               Miscellaneous.

(a)                                 No Modification.  No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the party or parties hereto to be bound.

(b)                                No Waiver.  No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

(c)                                 Entire Agreement.  No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

(d)                                Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts (excluding conflict of laws principles), except to the extent such law is preempted by the federal laws of the United States.

(e)                                 Pleadings.  Section or paragraph headings contained herein are for convenience of reference only and are not to be considered a part of this Agreement.

(f)                                   Validity.  The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

(g)                                Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement is executed as of the date first written above and is effective as of the Commencement Date.

THE EXECUTIVE:	FEDERAL HOME LOAN BANK OF BOSTON:

By:

Edward A. Hjerpe, III		Jan A. Miller
Chair, Board of Directors

By:

Mark E. Macomber
Chair, Personnel Committee of the Board of Directors

ATTACHMENT II TO OFFER LETTER

DISPOSITION OF MEMBER EQUITY INTERESTS

The Board of Directors of the Federal Home Loan Bank of Boston (“the Bank”) and Edward A. Hjerpe III agree to the following regarding the disposition of equity interests in certain member institutions of the Bank or their affiliates or parent holding companies currently held by Mr. Hjerpe and his immediate family members (“Hjerpe Equity Interests”):

•                 Mr. Hjerpe will dispose of all Hjerpe Equity Interests, with the exception of equity interests in Webster Financial Corporation (“Webster Bank Equity Interests”), prior to his initial date of employment with the Bank.

•                 Neither Mr. Hjerpe nor his immediate family members will purchase additional equity interests in any Member institutions or their affiliates or parent holding companies prior to the commencement of, or during the course of, his employment with the Bank.  Provided, however, Mr. Hjerpe and/or his immediate family members may have interests in Member institutions or their parent holding companies arising solely through ownership of shares of diversified mutual funds as described in the Bank’s Code of Ethics and Business Conduct.

•                 The Governance/Government Relations Committee of the Board of Directors (“Governance Committee”) and Mr. Hjerpe will resolve ownership of Webster Bank Equity Interests held as of Mr. Hjerpe’s initial date of employment with the Bank within six (6) months of his initial date of employment.  During this six month period, the Bank and Mr. Hjerpe agree to make good faith efforts to identify and consider alternative resolutions to the Webster stock ownership issue.  Should the parties be unable to resolve the ownership to the satisfaction of the Bank’s Board of Directors and Mr. Hjerpe, and in compliance with all applicable laws or regulations, Mr. Hjerpe agrees to dispose of such equity interests no later than six months from his initial date of employment.

•                 The Governance Committee will oversee the implementation of this Agreement and any future agreements regarding disposition and/or ownership of Webster Bank Equity Interests.   All sales will be subject to the pre-approval of the Chair or Vice Chair of the Governance Committee in consultation with the Director of Internal Audit or his designee.  The Governance Committee shall ratify all such sales at its next regularly scheduled meeting and perform reviews as appropriate to ensure compliance with this and future agreements and the Bank’s internal policies.

•                 So long as Mr. Hjerpe continues to have Webster Bank Equity Interests under his control, such control to be determined by the Bank’s Governance Committee, Mr. Hjerpe will recuse himself from all matters dealing specifically with Webster Bank and/or any affiliates of Webster Bank but will not be required to recuse himself from general matters affecting some and/or all Members.

•                 This Agreement and any future agreements regarding the disposition or ownership of Webster Bank Equity Interests will be contingent on approval by the Bank’s Board of Directors and satisfaction of any applicable laws and regulations in effect at the time

Initials:
Date:

of the actual disposition or agreements regarding ownership of Webster Bank Equity Interests, which may include, but is not limited to, a successful review by the Director of the Federal Housing Finance Agency.

Initials:
Date: